United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of October 2003

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

Item

1.	Form 6k dated October 13, 2003 along with a copy of the letter addressed to Vadodara Stock Exchange Limited (regional stock exchange).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Dated: October 13, 2003

For ICICI Bank Limited

By:	/s/ Nilesh Trivedi
Name: Title:	Nilesh Trivedi Assistant Company Secretary

ITEM 1

October 13, 2003

Mr. Dishant Sagwaria
Officiating Executive Director
Vadodara Stock Exchange Limited
Fortune Towers
Sayajigunj
VADODARA 390 005

Dear Sir,

Issue of Euro Bonds

This is to inform you that the Ministry of Finance and the Reserve Bank of India have granted ICICI Bank, the approval for issuing Eurobonds in the international market to the extent of USD 300 million. ICICI Bank proposes to issue these bonds in the nature of unsecured subordinated fixed rate Eurobonds with a tenor of 5 years. The pricing will be determined by way of book building. The Eurobonds are to be listed on the Singapore Stock Exchange. The preliminary offering circular has been filed with the Singapore Stock Exchange and the issue is proposed to be launched soon.

This is for your information.

Yours faithfully,

/s/ Nilesh Trivedi
Nilesh Trivedi